                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 23)

                         General Dynamics Corporation
                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   369550108
                                 (CUSIP Number)

                                 Gerald Ratner
                                Gould & Ratner
                      222 North LaSalle Street, Suite 800
                           Chicago, Illinois 60601
                                 312-236-3003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 13, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

The information required in the remainder of this cover page (the pages numbered 2-12 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                      PAGE 2 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Longview Management Group, LLC
      I.R.S. Identification No.: 36-4245844
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             16,534,522
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,534,522
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,534,522
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------
                          *SEE ITEM 5 OF TEXT BELOW.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                      PAGE 3 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Charles H. Goodman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             16,534,522
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,534,522
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,534,522
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                          *SEE ITEM 5 OF TEXT BELOW.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                      PAGE 4 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Lester Crown
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,095
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,104,947
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,095
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,104,947
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,109,042
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                          *SEE ITEM 5 OF TEXT BELOW.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                      PAGE 5 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      James S. Crown
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,074,666
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,074,666
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,074,666
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.369550108                                       PAGE 6 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      A. Steven Crown
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,069,874
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,069,874
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,069,874
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.369550108                                       PAGE 7 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      William H. Crown
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,069,874
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,069,874
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,069,874
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                      PAGE 8 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard C. Goodman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Unites States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               11,069,874
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            11,069,874
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        11,069,874
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                      PAGE 9 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Susan Crown
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Unites States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               7,102,256
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            7,102,256
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        7,102,256
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                     PAGE 10 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rebecca Crown
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Unites States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               7,102,256
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            7,102,256
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        7,102,256
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                     PAGE 11 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Barbara Manilow
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                7,102,256
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             7,102,256
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          7,102,256
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                      PAGE 12 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sara Star
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                7,102,256
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             7,102,256
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          7,102,256
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369550108                                      PAGE 13 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geoffrey F. Grossman, not individually but as Trustee of The Edward Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                16,534,522
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             16,534,522
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          16,534,522
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          13.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          IN
------------------------------------------------------------------------------

     The Reporting Persons (as defined below) listed on the cover page to this
Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment and restatement of the Schedule 13D filed on January 2, 1970, as amended by Amendment No. 1, filed January 26, 1970, as amended by Amendment No. 2, filed February 13, 1970, as amended by Amendment No. 3, filed March 2, 1970, as amended by Amendment No. 4, filed April 20, 1970, as amended by Amendment No. 5, filed January 12, 1971, as amended by Amendment No. 6, filed September 25, 1974, as amended by Amendment No. 7, filed January 20, 1975, as amended by Amendment No. 8, filed May 19, 1975, as amended by Amendment No. 9, filed October 22, 1975, as amended by Amendment No. 10, filed November 20, 1975, as amended by Amendment No. 11, filed January 16, 1976, as amended by Amendment No. 12, filed June 2, 1976, as amended by Amendment No. 13, filed November 4, 1976, as amended by Amendment No. 14, filed January 14, 1977, as amended by Amendment No. 15, filed May 11, 1977, as amended by Amendment No. 16, filed September 21, 1979, as amended by Amendment No. 17, filed June 16, 1980, as amended by Amendment No. 18, filed June 15, 1981, as amended by Amendment No. 19, filed March 7, 1984, as amended by Amendment No. 20, filed December 10, 1986, as amended by Amendment No. 21, filed June 11, 1987, as amended by Amendment No. 22, filed August 26, 1992 (the "Original Schedule 13D").

     The number of shares of the Issuer reported herein has been adjusted to reflect the issuance by the Issuer of a 2 1/2-for-1 stock split on February 19, 1979, a 2-for-1 stock split on October 17, 1980, a 2-for-1 stock split on March 4, 1994, and a 2-for-1 stock split on March 4, 1998.

ITEM 1.  SECURITY AND ISSUER
         -------------------

     The class of equity securities to which this Statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of General Dynamics Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3190 Fairview Park Drive, Falls Church, Virginia 22042.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     This statement is being filed on behalf of (i) Longview Management Group, LLC ("Longview"), (ii) Charles H. Goodman ("Mr. C. Goodman"), (iii) Lester Crown ("Mr. L. Crown"), (iv) James S. Crown ("Mr. J. Crown"), (v) A. Steven Crown ("Mr. A. Crown"), (vi) William H. Crown ("Mr. W. Crown"), (vii) Richard C. Goodman ("Mr. R. Goodman"), (viii) Susan Crown ("Ms. S. Crown"), (ix) Rebecca Crown ("Ms. R. Crown"), (x) Barbara Manilow ("Ms. Manilow"), (xi) Sara Star ("Ms. Star"), and (xii) Geoffrey F. Grossman, not individually but solely as Trustee of The Edward Trust ("Mr. Grossman" and, together with Longview, Mr. C. Goodman, Mr. L. Crown, Mr. J. Crown, Mr. A. Crown, Mr. W. Crown, Mr. R. Goodman, Ms. S. Crown, Ms. R. Crown, Ms. Manilow and Ms. Star, the "Reporting Persons").

     Longview is engaged primarily in the investment advisory business. The principal place of business and principal offices of Longview are located at 222
N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview manages investment accounts for clients which include the other Reporting Persons and affiliated and associated persons and entities. Certain clients of Longview hold shares of Common Stock. Longview has voting and dispositive power over the Common Stock held in these accounts and, accordingly, is deemed to be the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock in such accounts. Except for such deemed beneficial ownership, or as otherwise described in this statement, Longview does not own any Common Stock or other securities of the Issuer.

     With respect to the other Reporting Persons, Mr. C. Goodman is the President of Longview, Vice President of Henry Crown & Company, diversified investments ("HCC"), and a director of the Issuer; Mr. L. Crown is the President of HCC, a director of the Arie & Ida Crown Memorial and a director of the Issuer; Mr. J. Crown is a Vice President of HCC, a director of the Arie & Ida Crown Memorial and a director of the Issuer; Mr. A. Crown is a Vice President of HCC and a director of the Arie & Ida Crown Memorial; Mr. W. Crown is a Vice President of HCC, President and Chief Executive Officer of CC Industries, Inc., a holding company, and a director of the Arie & Ida Crown Memorial; Mr. R. Goodman is a Vice President of HCC and a director of the Arie & Ida Crown Memorial; Ms. S. Crown is a Vice President of HCC and a director of the Arie & Ida Crown Memorial; Ms. R. Crown is a director of the Arie & Ida Crown Memorial; Ms. Manilow is a director of the Arie & Ida Crown Memorial; Ms. Star is a director of the Arie & Ida Crown Memorial and Mr. Grossman is a Partner of D'Ancona & Pflaum, a Chicago, Illinois law firm.

     The address of each Reporting Person, other than Mr. Grossman, is 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Mr. Grossman's address is 30 North LaSalle Street, Suite 2900, Chicago, IL 60602.

     Appendix A attached to this Statement and incorporated by reference herein sets forth with respect to each executive officer of Longview, other than certain of the Reporting Persons listed above, his: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

     During the last five years, none of the Reporting Persons nor any executive officer or director of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

     All natural persons listed as Reporting Persons are citizens of the United States of America. Longview is a limited liability company formed under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     On December 31, 1959, members of the families of the Reporting Persons (ii) through (vii) listed in Item 2 hereof, including trusts established by those persons and/or for their benefit and other entities controlled by them, acquired approximately 2,000,000 shares of convertible preference stock of the Issuer ("Preference Stock") pursuant to a merger between the Issuer and Material Service Corporation. Commencing in 1961, various amounts of the Preference Stock were convertible into 21.14 shares of Common Stock (adjusted for subsequent stock splits on February 19, 1979, October 17, 1980, March 4, 1994, and March 4, 1998). On July 30, 1965 and April 15, 1966, 875,866 shares and 781,442 shares, respectively, of Preference Stock were purchased by the Issuer for approximately $62.00 per share. By 1966, all of the remaining shares of Preference Stock were convertible into shares of Common Stock.

     The Reporting Persons (ii) through (xi) listed in Item 2 hereof, members of their families and certain trusts established by those persons and/or for their benefit and other entities (collectively, the "Reporting Person Family Entities") have, from time to time, acquired shares of the Common Stock of the Issuer through private and open market transactions, the exercise of stock options, awards of restricted stock, gifts from other members of their families, distributions from various estates and liquidations of various other entities holding such shares. In addition, the Reporting Persons (ii) through (xi) listed in Item 2 hereof, members of their families and the Reporting Person Family Entities have also, from time to time, sold or otherwise disposed of shares of the Common Stock of the Issuer through private and open market transactions, gifts and/or liquidations of various entities holding such shares. On July 13, 1992, certain of the Reporting Persons and Reporting Person Family Entities sold an aggregate of 4,900,000 shares of Common Stock for approximately $18.06 per share (adjusted for subsequent stock splits on March 4, 1994 and March 4, 1998) to the Issuer in connection with the Issuer's Offer to Purchase dated June 10, 1992.

     The Reporting Persons have used available cash and, from time to time, borrowings to acquire such shares. Specifically, the Reporting Persons and the Reporting Person Family Entities have borrowed from other members of the Reporting Persons' families and the Reporting Person Family Entities. These loans have been generally unsecured, bearing interest at the prevailing rates charged by brokers to borrowers. In addition, the Reporting Persons and the Reporting Person Family Entities have, from time to time, borrowed from brokers through margin accounts at prevailing interest rates, upon customary terms and conditions, including the pledge of the acquired securities. These borrowings have generally related to all securities owned by such persons eligible for margin.

     Finally, on one occasion two entities in which each of the Reporting Persons (ii) through (xi) listed in Item 2 hereof are general partners of one or both of such entities financed its acquisition of shares of Common Stock by borrowings from The First National Bank of Chicago and secured such funds by pledging the securities acquired.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     As of October 13, 1998, Longview entered into investment advisory agreements pursuant to which it agreed to provide investment advisory services to certain individuals and entities beneficially owning all of the shares of Common Stock of the Issuer reported by Longview hereunder, including certain of the Reporting Persons and Reporting Person Family Entities. Mr. C. Goodman is the President of Longview and serves as its chief executive officer. Mr. Grossman, not individually but solely as Trustee of The Edward Trust, is the sole equity owner of Longview. The other Reporting Persons hereunder beneficially own shares of Common Stock of the Issuer reported hereunder either directly and/or as trustees or general partners of certain entities which own shares of Common Stock, none of which entities individually own more than 5% of the outstanding Common Stock of the Issuer. Such Reporting Persons and the other entities owning shares of Common Stock reported hereunder acquired such shares for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of Common Stock beneficially owned by such persons in the open market or in private transactions. None of the Reporting Persons or, to their knowledge, any other person named in Item 2 above, has any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) - (j) of Schedule 13D. However, Messrs. C. Goodman, L. Crown and J. Crown are members of the board of directors of the Issuer and, in such capacity, may from time to time be asked to review or consider such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a) - (b) (i) By virtue of its management of client accounts, including accounts held for the benefit of certain of the Reporting Persons and Reporting Person Family Entities, as of May 2, 1999 Longview may be deemed to beneficially own 16,534,522 shares of Common Stock, representing approximately 13.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 127,544,577 shares of Common Stock issued and outstanding as of May 2, 1999 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999). Longview shares the power to vote and dispose of the 16,534,522 shares of Common Stock which it may be deemed to beneficially own.

     (ii) Mr. C. Goodman may be deemed to beneficially own an aggregate of 16,534,522 shares of Common Stock as of May 2, 1999, representing in the aggregate approximately 13.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as President of Longview. Mr. C. Goodman shares the power to vote and dispose of the 16,534,522 shares of Common Stock which he may be deemed to beneficially own. Mr. C. Goodman's wife directly owns shares of Common Stock, and is a general partner or limited partner of certain partnerships that own shares of Common Stock that are managed by Longview, all of which shares are reported hereunder as being beneficially owned by Longview and Mr. C. Goodman. Mr. C. Goodman is a general partner of a general partnership that owns shares of Common Stock that are managed by

Longview. Mr. C. Goodman disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (iii) Mr. L. Crown may be deemed to beneficially own an aggregate of 11,109,042 shares of Common Stock as of May 2, 1999, representing in the aggregate approximately 8.7% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, as follows: (x) 11,104,947 shares of Common Stock by virtue of his status as a general partner, limited partner, trustee and director of certain general partnerships, limited partnerships, trusts and a charitable foundation, respectively, that own shares of Common Stock that are managed by Longview, in addition to shares directly owned by him under an account that is also managed by Longview, and (y) 4,095 shares of Common Stock beneficially owned by him through a benefit plan of the Issuer. Mr. L. Crown shares the power to vote and dispose of the 11,104,947 shares of Common Stock which he may be deemed to beneficially own by virtue of his status as a general partner, limited partner and trustee of certain general partnerships, limited partnerships and trusts, respectively, that own shares of Common Stock that are managed by Longview, in addition to shares directly owned by him under an account that is also managed by Longview, and has sole power to vote and dispose of the additional 4,095 shares of Common Stock reported as beneficially owned by him hereunder. Mr. L. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (iv) Mr. J. Crown may be deemed to beneficially own an aggregate of 11,074,666 shares of Common Stock on May 2, 1999, representing approximately 8.7% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner or limited partner of certain partnerships and as a director of a charitable foundation, each of which owns shares of Common Stock that are managed by Longview, in addition to shares directly owned by him under an account that is also managed by Longview. Mr. J Crown shares the power to vote and dispose of the 11,074,666 shares of Common Stock which he may be deemed to beneficially own. Mr. J. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (v) Mr. A. Crown may be deemed to beneficially own 11,069,874 shares of Common Stock on May 2, 1999, representing approximately 8.7% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner of certain partnerships and as a director of a charitable foundation, each of which owns shares of Common Stock that are managed by Longview. Mr. A. Crown shares the power to vote and dispose of the 11,069,874 shares of Common Stock which he may be deemed to beneficially own. Mr. A. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (vi) Mr. W. Crown may be deemed to beneficially own 11,069,874 shares of Common Stock on May 2, 1999, representing approximately 8.7% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner of certain partnerships and as a director of a charitable foundation, each of which owns shares of Common Stock that are managed by Longview. Mr. W. Crown shares the power to vote and dispose of the 11,069,874 shares of Common Stock which he may be deemed to beneficially own. Mr. W. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (vii) Mr. R. Goodman may be deemed to beneficially own 11,069,874 shares of Common Stock on May 2, 1999, representing approximately 8.7% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner of certain partnerships that own shares of Common Stock that are managed by Longview. Mr. R. Goodman shares the power to vote and dispose of the 11,069,874 shares of Common Stock which he may be deemed to beneficially own. Mr. R. Goodman disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (viii) Ms. S. Crown may be deemed to beneficially own 7,102,256 shares of Common Stock on May 2, 1999, representing approximately 5.6% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as a general partner of a partnership and as a director of a charitable foundation, each of which owns shares of Common Stock that are managed by Longview. Ms. S. Crown shares the power to vote and dispose of the 7,102,256 shares of Common Stock which she may be deemed to beneficially own. Ms. S. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of her pecuniary interest in such shares.

     (ix) Ms. R. Crown may be deemed to beneficially own 7,102,256 shares of Common Stock on May 2, 1999, representing approximately 5.6% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as a general partner of a partnership and as a director of a charitable foundation, each of which owns shares of Common Stock that are managed by Longview. Ms. R. Crown shares the power to vote and dispose of the 7,102,256 shares of Common Stock which she may be deemed to beneficially own. Ms. R. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of her pecuniary interest in such shares.

     (x) Ms. Manilow may be deemed to beneficially own 7,102,256 shares of Common Stock on May 2, 1999, representing approximately 5.6% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as a general partner of a partnership and as a director of a charitable foundation, each of which owns shares of Common Stock that are managed by Longview. Ms. Manilow shares the power to vote and dispose of the 7,102,256 shares of Common Stock which she may be deemed to beneficially own. Ms. Manilow disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of her pecuniary interest in such shares.

     (xi) Ms. Star may be deemed to beneficially own 7,102,256 shares of Common Stock on May 2, 1999, representing approximately 5.6% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as a general partner of a partnership and as a director of a charitable foundation, each of which owns shares of Common Stock that are managed by Longview. Ms. Star shares the power to vote and dispose of the 7,102,256 shares of Common Stock which she may be deemed to beneficially own. Ms. Star disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of her pecuniary interest in such shares.

     (xii) Geoffrey F. Grossman, not individually but solely as Trustee of The Edward Trust, may be deemed to beneficially own 16,534,522 shares of Common Stock on May 2, 1999, representing approximately 13.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as Trustee of The Edward Trust, the sole equity owner of Longview. Mr. Grossman, not individually but as Trustee of The Edward Trust, shares the power to vote and dispose of the 16,534,522 shares of Common Stock which he may be deemed to beneficially own. Mr. Grossman has no pecuniary interest in any of the shares he may be deemed to beneficially own. Mr. Grossman disclaims beneficial ownership of all of the shares reported hereunder.

     (c) During the past 60 days from the date of this Schedule, the only transaction effected by the Reporting Persons with respect to the Common Stock was Longview's agreement to provide investment management and investment advisory services to certain individuals and entities beneficially owning all of the shares of Common Stock of the Issuer reported by Longview hereunder. To the knowledge of the Reporting Persons, there were no transactions in the Common Stock effected by an executive officer or director or controlling person of Longview in the past 60 days.

     (d) The individuals and entities to which Longview serves as an investment manager and investment adviser and for whose account the shares of Common Stock reported hereunder are held have the right to receive dividends from and the proceeds from the sale of the Shares reported hereunder. The natural person Reporting Persons, other than Mr. Grossman, are general partners, limited partners and/or beneficiaries of certain general partnerships, limited partnerships and trusts, respectively, that hold shares of Common Stock for the benefit of such Reporting Persons and members of their immediate and extended families. Such Reporting Persons do not have the power to receive dividends or sales proceeds from the shares of Common Stock reported hereunder, except to the extent of their respective interests in such general partnerships, limited partnerships and trusts. Mr. Grossman, has no right to receive dividends from and the proceeds from the sale of any of the Shares reported hereunder.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

     As part of its client relationships, Longview has the power to direct the voting and the disposition of shares of Common Stock owned by its clients, including certain of the Reporting Persons and Reporting Person Family Entities, in the accounts that Longview manages, pursuant to investment advisory agreements. Under such agreements, Longview's compensation in consideration for its services varies with the value of the assets (including shares of Common Stock) under its management; provided, however, the maximum rate of fee shall not exceed 0.75% of the average assets held in such accounts that Longview manages. None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

     Other than (i) the Reporting Persons' investment advisory agreements entered into with Longview, as described above, (ii) Mr. C. Goodman's participation in the management of Longview, (iii) Mr. Grossman's ownership interest in Longview, not individually but solely as the Trustee of The Edward Trust, and (iv) Messrs. C. Goodman's, L. Crown's and J. Crown's status as a member of the board of directors of the Issuer, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                LONGVIEW CAPITAL MANAGEMENT, LLC


                                By:  /s/ Charles H. Goodman
                                     ----------------------
                                     President

                                CHARLES H. GOODMAN


                                     /s/ Charles H. Goodman
                                ---------------------------


                                LESTER CROWN


                                     /s/ Lester Crown
                                ---------------------------


                                JAMES S. CROWN


                                     /s/ James S. Crown
                                ---------------------------


                                A. STEVEN CROWN


                                     /s/ A. Steven Crown
                                ---------------------------


                                WILLIAM H. CROWN


                                     /s/ William H. Crown
                                ---------------------------


                                RICHARD C. GOODMAN


                                     /s/ Richard C. Goodman
                                ---------------------------

                                SUSAN CROWN


                                     /s/ Susan Crown
                                ---------------------------


                                REBECCA CROWN


                                     /s/ Rebecca Crown
                                ---------------------------


                                BARBARA MANILOW


                                     /s/ Barbara Manilow
                                ---------------------------


                                SARA STAR


                                     /s/ Sara Star
                                ---------------------------


                                GEOFFREY F. GROSSMAN, Not Individually
                                But Solely as Trustee of The Edward Trust


                                  /s/ Geoffrey F. Grossman
                                  ------------------------

                                  APPENDIX A

     The following individuals are executive officers Longview. Each individual is a citizen of the United States, and unless otherwise noted, the business address of each executive officer of the Reporting Person is 222 N. LaSalle Street; Suite 2000, Chicago, IL 60601. Neither of the following individuals owns shares of Common Stock of the Issuer.

NAME                  TITLE AT LONGVIEW    OTHER EMPLOYMENT

Paul A. Dwyer         Vice President       Vice President, Henry Crown & Company

Richard J. Boberg     Vice President       Trader, Henry Crown & Company

                                 EXHIBIT INDEX


NUMBER                            DESCRIPTION


1. Joint Filing Agreement dated as of June 30, 1999 by and among the Reporting Persons.